SHARE EXCHANGE AGREEMENT

BETWEEN

0860132 B.C LTD.,

MARK J. MORABITO

AND

ALDERON RESOURCE CORP.

DATED the 15th day of December, 2009

TABLE OF CONTENTS

1.DEFINITIONS	2

2.REPRESENTATIONS, WARRANTIES AND COVENANTS	5

3.PURCHASE AND SALE	13

4.CONDITIONS OF CLOSING	14

5.CLOSING	16

6.INTERIM PERIOD	17

7.ADDITIONAL COVENANTS	19

8.SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION	19

9.NOTICES	20

10.GENERAL	21

Schedules

Schedule A -	Description of Property

Schedule B -	Form of Assignment Agreement

Schedule C -	List of Purchaser Liabilities and Obligations

Schedule D -	List of Company Liabilities and Obligations

THIS SHARE EXCHANGE AGREEMENT is dated as of the 15th day of December, 2009 (the “Execution Date”).

AMONG:

MARK J. MORABITO, a businessperson having an office at Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

(“Vendor”)

AND:

0860132 B.C. Ltd. (the “Company”), a corporation duly incorporated under the laws of British Columbia with a registered office at Suite 2600, 595 Burrard St., Vancouver, B.C., V7X 1L3

(the “Company”)

AND:

ALDERON RESOURCE CORP., a company incorporated under the laws of British Columbia, with a corporate office located at 1600 — 609 Granville Street, Vancouver, BC V7C 1C3

(“Purchaser”)

W H E R E A S:

A.            Vendor is the registered and beneficial owner of an aggregate of one (1) common share in the capital of the Company, represented by share certificate number C-1 and desires to sell its legal and beneficial interest in and to one (1) common share of the Company (the “Company Share”) to Purchaser in return for 5,000,000 Purchaser Shares (as defined below).

B.            The Company has entered into an agreement with Altius Resources Inc. (“Altius”) dated November 2nd, 2009 (the “Option Agreement”) pursuant to which the Company, or a permitted assignee of Company, has the exclusive right and option to acquire a 100% title and interest in the Property (defined below).

C.            Vendor has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Vendor, the Company Share on the terms and conditions contained in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by each party to the other of the sum of $10.00 (the receipt and sufficiency of which is hereby acknowledged by each party) and of the mutual covenants and agreements contained herein the parties agree as follows:

1.             DEFINITIONS

1.1                           In this Agreement and in the Schedules and the recitals hereto, unless the context otherwise requires, the following expressions will have the following meanings:

(a)           “Act” means the Income Tax Act (Canada);

(b)           “Altius” means Altius Resources Inc.;

(c)           “Closing” means the completion of the purchase and sale of the Company Share in accordance with the provisions of this Agreement;

(d)           “Closing Date” has the meaning given to such term in section 5.1;

(e)           “Company” has the meaning given to such term in the recitals;

(f)            “Company Share” has the meaning given to such term in the recitals;

(g)           “Consideration Shares” has the meaning given to such term in section 3.2(a);

(h)           “Environmental Law” means applicable law in respect of the natural environment, public or occupational health or safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of Hazardous Substances;

(i)            “Expenses” means all legal, administrative, technical, exploration, consulting and other expenses incurred by Vendor or the Company (and paid for by Vendor) prior to the Closing Date with respect to this Agreement, the Option Agreement or the Property, as evidenced by invoices delivered to Purchaser;  For greater certainty all such invoices for any and all expenses incurred by the Vendor prior to the date of this Agreement and estimated total expenses that will be incurred prior to Closing shall be listed on Schedule “D” hereto.  No further expenses that are not listed on Schedule “D” shall be incurred by the Vendor without the written consent of the Purchaser, such consent not to be unreasonably withheld;

(j)            “Hazardous Substance” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of them that may impair the natural environment, injure or damage property or plant or animal life or harm or impair the health of any individual and includes any contaminant, waste, substance or material defined by Environmental Law as hazardous, toxic or dangerous or any other substance or material prohibited, regulated or reportable pursuant to any Environmental Law;

(k)           “Interim Period” means the period of time from the Execution Date until the Closing;

(l)            “Legal Proceeding” means any litigation, action, application, suit, investigation, hearing, claim, deemed complaint, grievance, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any court or other tribunal and includes any appeal or review thereof and any application for leave for appeal or review;

(m)          “Material Adverse Effect” means a change, effect, event, circumstance, fact or occurrence that, individually or in the aggregate with other such change, effect, event, circumstance, fact or occurence, is or would reasonably be expected to be material and adverse to the condition (financial or otherwise), business, affairs, properties, assets, liabilities, capitalization, operations or the results of operation of Purchaser or Company, as applicable, and its subsidiaries, taken as a whole, or could or could reasonably be expected to prevent, materially delay or materially impair the ability of Vendor and Company or Purchaser, as applicable, to complete the transactions contemplated by this Agreement and of Purchaser, Vendor and Company to otherwise consummate the transactions contemplated in this Agreement, except any such effect resulting from or arising in connection with: (a) any adoption, proposal, implementation or change in applicable law or any interpretation thereof by any governmental entity; (b) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any natural disaster; (d) the announcement of this Agreement or any transactions contemplated herein, or otherwise contemplated by or arising as a result of the terms of this Agreement; provided, however, that with respect to clauses (b) and (c), such matter does not have a materially disproportionate effect on Purchaser or Company, as applicable, taken as a whole, relative to other comparable companies and entities operating in the industries in which Purchaser or Company, as applicable, operates;

(n)           “Option Agreement” has the meaning given to such term in the recitals;

(o)           “Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any governmental authority;

(p)           “Party” means either of Vendor or Purchaser and their successors and permitted assigns and “Parties” means together, Vendor and Purchaser and their successors and permitted assigns;

(q)           “person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality);

(r)            “Property” means the mining claims described in Schedule A;

(s)           “Public Record” refers to all public information which has been filed by the Purchaser pursuant to the applicable securities laws of British Columbia and Alberta;

(t)            “Purchaser Shares” shall mean common shares in the capital of the Purchaser, following completion of a proposed 2 for 1 share consolidation;

(u)           “Securities Act” means the Securities Act (British Columbia); and

(v)           “Survival Period” has the meaning given to such term in section 2.3.

1.2                           In this Agreement, unless something in the subject matter or context is inconsistent therewith:

(a)           all references in this Agreement to “articles”, “sections” and other subdivisions or Schedules are to the designated articles, sections or other subdivisions or Schedules of or attached to this Agreement;

(b)           the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision;

(c)           the headings are for convenience only and do not form part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement;

(d)           the singular of any term includes the plural, and vice versa, the use of any term is equally applicable to any gender and, where applicable, a body corporate, the word “or” is not exclusive and the word “including” is not limiting (whether or not non-limiting language is used with reference thereto);

(e)           the words “written” or “in writing” include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception including telex, telegraph, telecopy, facsimile or e-mail;

(f)            any reference to a statute is a reference to the applicable statute and to any regulations made pursuant thereto and includes all amendments made thereto and in force from time to time and any statute or regulation that has the effect of supplementing or superseding such statute or regulation;

(g)           a “day” shall refer to a calendar day and in calculating all time periods the first day of a period is not included and the last day is included and references to a “business day” shall refer to days on which banks are ordinarily open for business in Vancouver, British Columbia, but if a period ends on a day on which the banks are not open for business in Vancouver, British Columbia, the period will be deemed to expire on the next calendar day on which banks are open for business in Vancouver, British Columbia; and

(h)           all references to “$” or “dollars” are references to the lawful currency of the Canada.

2.             REPRESENTATIONS, WARRANTIES AND COVENANTS

2.1                           Vendor represents and warrants to Purchaser that, as of the date of this Agreement:

(a)           he has the legal capacity and competence to enter into and execute this agreement and to take all actions required pursuant hereto and is of full age of majority, in the jurisdiction in which he is resident and, upon execution and delivery of this agreement by him, this agreement will constitute a legal, valid and binding obligation of Vendor enforceable against him in accordance with its terms except that:

(i)      enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)     equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)    a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)    rights of indemnity and contribution hereunder may be limited under applicable law;

(b)           the Company is the sole owner of rights in and under the Option Agreement, with good and marketable title thereto. The Option Agreement is in full force and effect, unamended as of the date hereof and as of the date hereof, no default exists on the part of any party to the Option Agreement;

(c)           Vendor is the registered holder and beneficial owner of the Company Share and the Company Share is issued and outstanding as a fully paid and non-assessable share in the capital of the Company;

(d)           the Company is a valid and subsisting corporation duly incorporated under the laws of British Columbia;

(e)           the authorized share capital of the Company consists of an unlimited number of common shares, of which the Company Share is the only common share issued and outstanding as of the Execution Date;

(f)            the Company Share is free and clear of all liens, claims, charges and encumbrances and it is neither pledged nor hypothecated in whole or in part; and

(g)           no person, firm or corporation has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option to purchase or otherwise acquire the Company Share or any interest in the Company Share (other than as provided by this Agreement) and Vendor has no right, agreement or option or any right capable of becoming a right, agreement or option to acquire any other shares or securities of the Company.

2.2                           Purchaser represents and warrants to Vendor that as of the date of this Agreement:

(a)           it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms except that:

(i)      enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)     equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)    a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)    rights of indemnity and contribution hereunder may be limited under applicable law;

(b)                                 neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party;

(c)                                  neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents;

(d)                                 no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Purchaser of any of the material assets of Purchaser other than as disclosed in the Public Record;

(e)                                  Purchaser has not entered into any agreement that would entitle any person to any valid claim against Purchaser for a broker’s commission, finder’s fee or any like payment in respect of any other matter contemplated by this Agreement;

(f)            The audited consolidated financial statements of Purchaser for the year ended December 31, 2008, together with the auditors’ report thereon and the notes thereto, and the unaudited interim consolidated financial statements of Purchaser for the 9 months ended September 30, 2009 and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles applied on a basis consistent with prior periods, and are true, correct and complete in all material respects and present fairly the financial condition of Purchaser as at the dates thereof;

(g)           Except as disclosed in Schedule “C” hereto the Purchaser does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise not reflected in its latest publicly-disclosed consolidated financial statements;

(h)           Except as disclosed in Schedule “C” hereto the Purchaser has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and Purchaser is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in a Material Adverse Effect, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by Purchaser or the payment of any material tax, governmental charge, penalty, interest or fine against Purchaser.  There are no material actions, suits, proceedings, investigations or claims now threatened or pending against Purchaser which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority;

(i)            neither the Purchaser nor any of its subsidiaries has any employment contracts or arrangements that are not terminable on the giving of reasonable notice in accordance with law, nor do any of them have any management, employment, consulting, retention or like agreements providing for cash payments or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement;

(j)            the operations of Purchaser and each of its subsidiaries have been conducted in all material respects, in compliance with all laws of each jurisdiction in which Purchaser or its subsidiaries carry on its business and none of Purchaser or any of its subsidiaries has received any notice of any violation of any such laws, except for any such non-compliance or violations that would not reasonably be expected to cause a Material Adverse Effect;

(k)           to the knowledge of Purchaser, all operations of Purchaser and its subsidiaries have been and are in compliance in all material respects with all Environmental

Laws and no conditions exist at, on or under any property now or previously owned, operated, leased or contracted to perform work by Purchaser or its subsidiaries which, with the giving of notice, would give rise to material liability under any Environmental Law;

(l)            Purchaser and its subsidiaries are in possession of all permits and licenses which are required of them by applicable Laws, where the failure to possess such licenses or permits would have a Material Adverse Effect on the Purchaser, and its subsidiaries, on a consolidated basis. All such permits and licenses are validly issued, in full force and effect, have been complied with and there are no proceedings in progress, pending or to the knowledge of Purchaser and its subsidiaries, threatened, which may result in the cancellation, revocation, suspension or modification of any such permit or license;

(m)          to the knowledge of Purchaser, there are no Hazardous Substances in, or under or migrating from any real property leased, operated or owned by Purchaser or any of its subsidiaries or on which Purchaser or any of its subsidiaries contracted to perform work at concentrations in excess of the applicable generic remediation standards set out in Environmental Laws;

(n)           to the knowledge of Purchaser, no Hazardous Substances have been released by Purchaser or any of its subsidiaries in or under any real property that was formerly leased, operated or owned by Purchaser or any of its subsidiaries or on which Purchaser or any of its subsidiaries formerly contracted to perform work;

(o)           neither Purchaser nor any subsidiary is subject to:

(i)      any written demand, written notice, order, summons, notice of judgment or commencement of proceedings request for information or, to the knowledge of Purchaser, pending or threatened claims or complaints with respect to the breach of or liability under any Environmental Laws applicable to Purchaser or any subsidiary, including any Environmental Laws respecting the use, storage, treatment, transportation, disposition (including disposal or arranging for disposal) discharge, remediation or corrective action of Hazardous Substances; or

(ii)     written demand or written notice with respect to liability, by contract (including real property leases) or operation of applicable Laws, under Environmental Laws applicable to Purchaser or any subsidiary or any of their respective predecessor entities, divisions or any currently or formerly owned, leased or operated properties or assets of the foregoing, including liability with respect to the presence, release, migration, discharge remediation or corrective action of Hazardous Substances in, on, under or from any currently or formerly owned, leased or operated properties or assets of the foregoing;

(p)                                 there are no environmental audits, evaluations and assessments relating to any real property currently or formerly owned, leased or operated by Purchaser or its subsidiaries that are or with reasonable effort could be within the possession or control of Purchaser or the subsidiaries;

(q)                                 Purchaser is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Purchaser, no investigation or other proceedings involving Purchaser which may operate to prevent or restrict trading of any securities of Purchaser are currently in progress or pending before any applicable stock exchange or securities regulatory authority;

(r)                                    the authorized share capital of Purchaser consists of an unlimited number of common shares without par value and as of the date hereof, there are 18,558,162 common shares of Purchaser outstanding and there are no options, warrants, or other securities of Purchaser convertible into or exchangeable for, or other rights to acquire, common shares of Purchaser outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Purchaser other than outstanding options, warrants and other rights to acquire an aggregate of 6,254,000 common shares of Purchaser;

(s)                                  there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Purchaser, threatened against the Purchaser before any court, regulatory or administrative agency or tribunal;

(t)                                    there are no actions, suits or other legal proceedings currently pending, or to the knowledge of Purchaser, threatened against Purchaser which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect;

(u)                                 Purchaser is current in the filing of all public disclosure documents required to be filed by Purchaser under applicable securities laws and stock exchange rules, there are no filings that have been made on a confidential basis, all of such filings comply with the requirements of all applicable securities laws and the rules, policies and instruments of all regulatory or administrative bodies having jurisdiction over Purchaser (except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect) and none of such filings contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(v)                                 Purchaser is not a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of any outstanding securities of Purchaser;

(w)                               the corporate records and minute books of Purchaser and each of its subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and up-to-date in all material respects except for minutes relating to this Agreement;

(x)                                   The Purchaser does not maintain insurance;

(y)                                 the common shares of Purchaser are listed for trading on the TSX Venture Exchange; and

(z)                                   on completion of the transactions contemplated by this Agreement the Consideration Shares shall be validly issued to Vendor with a good title thereto, free and clear of all charges, liens, pledges or other encumbrances and rights of others.

2.3                                                                                 The Company represents and warrants to the Purchaser that as of the date of this Agreement:

(a)                                  it is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and has full corporate power and authority to execute and deliver this Agreement and to observe and perform its covenants and obligations hereunder and has taken all necessary corporate proceedings and obtained all necessary approvals in respect thereof and, upon execution and delivery of this Agreement by it, this Agreement will constitute a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms except that:

(i)                  enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)               equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(iii)            a court may stay proceedings before them by virtue of equitable or statutory powers; and

(iv)           rights of indemnity and contribution hereunder may be limited under applicable law;

(b)                                 neither the execution of this Agreement nor the consummation of the transactions contemplated hereby conflict with, result in a breach of or accelerate the performance required by any agreement to which it is a party;

(c)                                  neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, result in a breach of the laws of any applicable jurisdiction or its constating documents;

(d)                                 no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from the Company of any of the assets of Purchaser;

(e)                                  Purchaser has not entered into any agreement that would entitle any person to any valid claim against the Company for a broker’s commission, finder’s fee or any like payment in respect of any other matter contemplated by this Agreement;

(f)                                    the Company has not entered into any agreements, nor is it a party to any agreement, other than the Option Agreement, an engagement letter dated September 28, 2009 between the Company and Watts, Griffis and McOuat Limited for the preparation of a technical report on the Property and confidentiality agreements with certain recipient parties whereby the Company provided certain confidential information to the recipient parties;

(g)                                 except as disclosed in Schedule “D” hereto the Company has not and will not, prior to Closing, incur expenses, other than the Expenses, and does not have any liability or obligation, whether accrued, absolute, contingent or otherwise;

(h)                                 the Company has filed in a timely manner all necessary tax returns and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and the Company is not aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to result in a Material Adverse Effect, and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by the Company or the payment of any material tax, governmental charge, penalty, interest or fine against the Company.  There are no material actions, suits, proceedings, investigations or claims now threatened or pending against the Company which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority;

(i)                                     the Company is in possession of all permits and licenses which are required of it by applicable Laws, where the failure to possess such licenses or permits would have a Material Adverse Effect on the Company. All such permits and licenses are validly issued, in full force and effect, have been complied with and there are no proceedings in progress, pending or to the knowledge of the Company, which may result in the cancellation, revocation, suspension or modification of any such permit or license;

(j)                                     the Company has not conducted any business other than the entering into of the Option Agreement;

(k)                                  to the knowledge of the Company, there are no Hazardous Substances in, or under or migrating from the Property at concentrations in excess of the applicable generic remediation standards set out in Environmental Laws;

(l)                                     to the knowledge of the Company, no Hazardous Substances have been released on the Property;

(m)                               the Company is not subject to:

(i)                  any written demand, written notice, order, summons, notice of judgment or commencement of proceedings request for information or, to the knowledge of the Company, pending or threatened claims or complaints with respect to the breach of or liability under any Environmental Laws applicable to the Company or the Property, including any Environmental Laws respecting the use, storage, treatment, transportation, disposition (including disposal or arranging for disposal) discharge, remediation or corrective action of Hazardous Substances; or

(ii)               written demand or written notice with respect to liability, by contract (including real property leases) or operation of applicable Laws, under Environmental Laws applicable to the Company or the Property or any subsidiary or any of their respective predecessor entities, divisions or any currently or formerly owned, leased or operated properties or assets of the foregoing, including liability with respect to the presence, release, migration, discharge remediation or corrective action of Hazardous Substances in, on, under or from any currently or formerly owned, leased or operated properties or assets of the foregoing;

(n)                                 to the knowledge of the Company, there are no environmental audits, evaluations and assessments relating to the Property;

(o)                                 the Company is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of the Company, no investigation or other proceedings involving the Company which may operate to prevent or restrict trading of any securities of the Company are currently in progress or pending before any applicable stock exchange or securities regulatory authority;

(p)                                 the authorized share capital of the Company consists of an unlimited number of common shares and as of the date hereof, there is one common share of the Company outstanding and there are no options, warrants, or other securities of the Company convertible into or exchangeable for, or other rights to acquire, common shares of the Company outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of the Company;

(q)                                 there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of the Company, threatened against the Company before any court, regulatory or administrative agency or tribunal;

(r)                                    there are no actions, suits or other legal proceedings currently pending, or to the knowledge of the Company, threatened against the Company which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect;

(s)                                  the Company is not a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of any outstanding securities of The Company;

(t)                                    the corporate records and minute books of the Company have been maintained in accordance with all applicable statutory requirements and are complete and up-to-date in all material respects except for minutes relating to this Agreement;

2.4                                                                                 The representations, warranties and covenants herein set out are conditions on which the Parties have relied in entering into this Agreement and each of the Parties will indemnify and save the other harmless from all loss, damage, costs, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement.  The representations and warranties set out herein shall survive for a period of one year following the Execution Date (the “Survival Period”).

3.                                       PURCHASE AND SALE

3.1                                                                                 Subject to the terms and conditions of this Agreement, Vendor hereby sells, assigns and transfers to Purchaser and Purchaser hereby purchases from Vendor the Company Share free and clear of all liens, claims and encumbrances as of the Closing Date.

3.2                                                                                 The purchase price for the Company Share shall be paid and satisfied by Purchaser by:

(a)                                  allotting, issuing and delivering to and registering in the name of Vendor 5,000,000 fully paid and non-assessable Purchaser Shares (the “Consideration Shares”) which has been determined to be the fair market value of the Company Share.

3.3                                                                                 In connection with the purchase and sale of the Company Share and as contemplated by the Option Agreement, Purchaser shall enter into, and Vendor shall call cause the Company to enter into, the Assignment Agreement in the form set out in Schedule “B” to this Agreement.

3.4                                                                                 Purchaser shall make a cash payment to Vendor on or before the Closing Date, by certified cheque, in an amount equal to the fees, expenses and taxes paid or payable to Watts, Griffis and McOuat Limited for the preparation of a technical report on the Property, and Purchaser shall make a cash payment to Vendor, by certified cheque, within 120 days of the Closing Date, in an amount equal to the balance of the Expenses.

3.5                                                                                 The Parties hereby acknowledge and agree that the sale and purchase of the Company Share contemplated by this Agreement is to be carried out in accordance with subsection 85(1) of the Act.  The Parties hereby agree that they will jointly elect pursuant to subsection 85(1) of the Act in prescribed form and within the time referred to in subsection 85(6) of the Act, so that for income tax purposes, the agreed election amount for the Company Share shall be equal to an amount determined by Vendor within the limits prescribed in the Act.

4.                                       CONDITIONS OF CLOSING

4.1                                                                                 Vendor shall not be obligated to complete the sale of the Company Share pursuant to this Agreement unless, at or before the Closing, each of the conditions listed below in this section 4.1 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of Vendor:

(a)                                  the representations and warranties of Purchaser in this Agreement shall be true and correct in all material respects at the Closing;

(b)                                 Purchaser shall have performed and complied in all material respects with the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing and shall have executed and delivered or caused to have been executed and delivered to Vendor at the Closing all the documents, payments and certificates contemplated in section 5.3 and elsewhere in this Agreement;

(c)                                  during the Interim Period, there shall have been no Order made or any Legal Proceedings commenced or threatened for the purpose, or which could have the effect, of enjoining, preventing or restraining the completion of the transactions contemplated by this Agreement or the Option Agreement;

(d)                                 during the Interim Period there shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on Purchaser;

(e)                                  Vendor shall have entered into a consulting agreement between Vendor and Purchaser, in a form satisfactory to Vendor and the Company;

(f)                                    the conditions in Section 4.2 of the Option Agreement shall have been satisfied;

(g)                                 Purchaser shall have obtained all necessary corporate authorization and regulatory approval, including the approval of the TSX Venture Exchange, for the issuance of 10,000,000 Purchaser Shares at a price of $0.15 per share, through the Subscription Receipts offering announced by the Company on December 2, 2009.

(h)                                 Purchaser shall have made a cash payment to Vendor, by certified cheque, in an amount equal to the fees, expenses and taxes paid or payable to Watts, Griffis and McOuat Limited for the preparation of a technical report on the Property, and Purchaser shall have made arrangements for the repayment to Vendor, within 120 days of the Closing Date, of the balance of the Expenses;

(i)                                     Purchaser, the Company and Altius shall have entered into the Assignment Agreement in the form set out in Schedule “B” to this Agreement; and

(j)                                     all regulatory approvals and consents to the transactions contemplated by this Agreement shall have been obtained and be in full force and effect, including: the approval of the TSX Venture Exchange or any other stock exchange that the securities of Purchaser are listed on or to which an application for listing has been made.

4.2                                                                                 If any condition in Section 4.1 has not been fulfilled at or before the Closing or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of Vendor to comply with its obligations under this Agreement, then Vendor in its sole discretion may, without limiting any rights or remedies available to Vendor at law or in equity, either:

(a)                                  terminate this Agreement by notice to Purchaser; or

(b)                                 waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfillment of any other condition.

4.3                                                                                 Purchaser shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing, each of the conditions listed below in this section 4.3 has been satisfied, it being understood that the said conditions are included for the exclusive benefit of Purchaser:

(a)                                  the representations and warranties of Vendor and the Company in this Agreement shall be true and correct in all material respects at the Closing;

(b)                                 Each of the Vendor and the Company shall have performed and complied in all material respects with the terms and conditions in this Agreement on their respective part to be performed or complied with at or before the Closing and shall have executed and delivered or caused to have been executed and delivered to Vendor at the Closing all the documents, payments and certificates contemplated in section 5.2 and elsewhere in this Agreement;

(c)                                  during the Interim Period, there shall have been no Order made or any Legal Proceedings commenced or threatened for the purpose of enjoining, preventing or restraining the completion of the transactions contemplated by this Agreement or the Option Agreement; and

(d)                                 all regulatory approvals and consents to the transactions contemplated by this Agreement shall have been obtained and be in full force and effect, including the approval of the TSX Venture Exchange or any other stock exchange that the securities of any of Purchaser are listed on or to which an application for listing has been made.

(e)                                  during the Interim Period there shall not have been any event or change that has had or would be reasonably likely to have a Material Adverse Effect on the Company;

(f)                                    the conditions in Section 4.2 of the Option Agreement shall have been satisfied;

(g)                                 Purchaser shall have obtained all necessary corporate authorization and regulatory approval, including the approval of the TSX Venture Exchange, for the issuance of 10,000,000 Purchaser Shares at a price of $0.15 per share, through the Subscription Receipts offering announced by the Company on December 2, 2009; and

(h)                                 Purchaser, the Company and Altius shall have entered into the Assignment Agreement in the form set out in Schedule “B” to this Agreement.

4.4                                                                                 If any condition in section 4.3 shall not have been fulfilled at or before the Closing or if any such condition is or becomes impossible to satisfy, other than as a result of the failure of Purchaser to comply with its obligations under this Agreement, then Purchaser in its sole discretion may, without limiting any rights or remedies available to Purchaser at law or in equity, either:

(a)                                  terminate this Agreement by notice to Vendor and the Company; or

(b)                                 waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfillment of any other condition.

5.                                       CLOSING

5.1                                                                                 The closing shall take place at 10:00 a.m. Vancouver time on the day agreed by the parties within five business days following the satisfaction or waiver of the conditions for the purchase and sale of the Company Share set forth in sections 4.1 and 4.3 of the Agreement, or at such other time and date as may be agreed by the Parties (the “Closing Date”).

5.2                                                                                 At closing, Vendor and the Company shall deliver or cause to be delivered to Purchaser the following documents:

(a)                                  a certificate of a senior officer of Company (without personal liability) dated as of closing certifying that representations and warranties of Company contained herein are true and correct in all material respects as of the date made and, to the extent applicable (but only for the balance of the Survival Period), as of the Closing Date and that all covenants contained in the Agreement have been performed;

(b)                                 a certificate of the Vendor dated as of the closing certifying that the representations and warranties of the Vendor contained herein are true and correct in all material respects as of the date made and, to the extent applicable (but only for the balance of the Survival Period), as of the Closing Date and that all covenants contained in the Agreement have been performed; and

(c)                                  a certificate representing the Company Share, duly registered in the name of Purchaser.

5.3                                                                                 At closing, Purchaser shall deliver or cause to be delivered to Vendor the following documents and payments:

(a)                                  a certificate of a senior officer of Purchaser (without personal liability) dated as of the closing certifying that the representations and warranties of Purchaser contained herein are true and correct in all material respects as of the date made and are true and correct in respect of Purchaser as of the Closing Date and that all covenants contained in this Agreement have been performed;  and

(b)                                 a certificate representing the Consideration Shares, duly registered in the name of Vendor.

5.4                                                                                 Vendor hereby acknowledges that the issuance of the Consideration Shares is subject to applicable securities laws and the rules and policies of the stock exchange on which such Consideration Shares are listed.  In particular, the Consideration Shares will have a legend indicating that the Consideration Shares may not be transferred or sold for a period of four months and one day from closing.  Vendor agrees to comply with any customary escrow or resale restrictions that may be imposed by the Toronto Stock Exchange, TSX Venture Exchange, or any applicable securities laws with respect to any Purchaser securities that may be held by Vendor, including the escrow requirements of TSX Venture Policy 5.4.

6.                                       INTERIM PERIOD

6.1                                                                                 During the Interim Period, the business of Purchaser and its subsidiaries and the Company shall be conducted only, and Purchaser and its subsidiaries and the Company shall not take any action except, in the usual and ordinary course of business consistent with past practice in all material respects and in compliance with all applicable laws, and Purchaser and the Company shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships.

6.2                                                                                 During the Interim Period, Purchaser shall not, and shall not permit any of its subsidiaries to: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization; (iii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the common shares of Purchaser owned by any person; (iv) issue, grant, sell, pledge or otherwise encumber or agree to issue, grant, sell, pledge or otherwise encumber any shares of Purchaser or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Purchaser or its subsidiaries, other than (A) the issuance of shares issuable pursuant to the terms of the outstanding options or warrants, and (B) transactions between two or more Purchaser wholly-owned subsidiaries or between Purchaser and a Purchaser wholly-owned subsidiary; (v) redeem, purchase or otherwise acquire any of its outstanding securities, unless otherwise required by the terms of such securities, and other than in transactions between two or more Purchaser wholly-owned subsidiaries or between Purchaser and a Puchaser wholly-owned subsidiary; (vi) amend the terms of any of its securities; (vii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Purchaser or any of its subsidiaries; (viii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (ix) make any material tax election or settle or compromise any material tax liability; or (x) enter into, modify or terminate any material contract with respect to any of the foregoing.

6.3                                                                                 During the Interim Period, Purchaser shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) sell, pledge, lease, dispose of or encumber any assets of Purchaser or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries), property transfer, or purchase of any property or assets of any other person; (iii) incur any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances except for refinancing of existing debt on substantially the same or more favourable terms; (iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against Purchaser financial statements; (v) authorize, recommend or propose any release or relinquishment of any contractual right, other than in the ordinary course of business; (vi) waive, release, grant or transfer any rights of material value; or (vii)

authorize or propose any of the foregoing, or enter into or modify any contract to do any of the foregoing.

6.4                                                                                 During the Interim Period, Purchaser shall immediately notify Vendor orally and promptly in writing of any material change as defined in the Securities Act; and any circumstance or development that is or would, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

6.5                                                                                 During the Interim Period, the Company and the Vendor shall immediately notify the Purchaser orally and promptly in writing of any material change as defined in the Securities Act; and any circumstance or development that is or would, individually or in the aggregate, reasonably be expected to constitute a Material Adverse Effect.

6.6                                                                                 During the Interim Period, Purchaser, the Company and the Vendor shall provide each other with all information and documents reasonably required in order to allow the other parties hereto to carry out their respective due diligence investigations including providing the company with complete copies of all filings made with regulatory authorities in connection with this Agreement.

7.                                       ADDITIONAL COVENANTS

7.1                                                                                 Purchaser shall:

(a)                                  use commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the transactions contemplated by this Agreement and will use commercially reasonable efforts thereof to apply for and obtain, and will cooperate with Vendor in applying for an obtaining, the consents, orders and approvals necessary for Purchaser or Vendor, respectively, to complete the transactions contemplated by this Agreement; and

(b)                                 make application to the TSX Venture Exchange to list the Consideration Shares.

7.2                                                                                 Vendor and the Company shall use commercially reasonable efforts to satisfy all of the conditions precedent to the completion of the transactions contemplated by this Agreement and will use commercially reasonable efforts thereof to apply for and obtain, and will cooperate with Purchaser in applying for an obtaining, the consents, orders and approvals necessary for Purchaser, the Company or Vendor, respectively, to complete the transactions contemplated by this Agreement.

8.                                      SHARING OF AND CONFIDENTIAL NATURE OF INFORMATION

8.1                                                                                 No Party will make any public statement or issue any press release concerning the transactions contemplated herein without the consent of the other Parties which consent shall not be unreasonably withheld.  The Party making such disclosure will consult with the other Parties prior to making any statement or press release and the Parties will use all reasonable efforts, acting expeditiously and in good faith, to agree upon a text for such statement or release which is satisfactory to each of them within two business days.  If the Parties fail to agree upon such text, the Party making the disclosure will make only such public statement or release as its counsel advises in writing is legally required to be made or is otherwise reasonable in the circumstances.

8.2                                                                                 The Parties further agree that this Agreement will not be provided to any third party or used other than for the activities contemplated hereunder except as required by law or by the rules and regulations of any regulatory authority or stock exchange having jurisdiction (in which case the Party being compelled to disclose such information shall to the extent practical give the other Party an opportunity to review and provide reasonable comments on the disclosure), or with the written consent of the other Party, such consent not to be unreasonably withheld.

8.3                                                                                 Consent to disclosure of information pursuant to section 6 will not be unreasonably withheld where a Party wishes to disclose any such information to a third party for the purpose of arranging financing, entering into a corporate transaction or for the purpose of selling its rights as contemplated in this Agreement, provided that such third party first enters into a written agreement with the other Party that any such information not theretofore publicly disclosed will be kept confidential and not disclosed to others on terms satisfactory to the other Party acting reasonably.

9.                                       NOTICES

9.1                                                                                 Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and may be given by the delivery of the same or by mailing the same by prepaid registered or certified mail or by sending the same by telecommunication, facsimile or other similar form of communication, in each case addressed as follows:

(a)                                  If to Vendor or the Company at:

Suite 1240, 1140 West Pender Street

Vancouver, BC

V6E 4G1

Attention: Mark J. Morabito

Facsimile No.: 604 681-8039

(b)                                 If to Purchaser at:

Alderon Resource Corp.

Suite 1600 — 609 Granville Street

Vancouver, BC

V7Y 1C3

Attention:  Jeff Durno

Facsimile No.: 604-669-3877

9.2                                                                                 Any notice, direction or other instrument will:

(a)                                  if delivered, be deemed to have been given and received on the day it was delivered; and

(b)                                 if sent by telecommunication, facsimile or other similar form of communication, be deemed to have been given and received on the business day following the day it was so sent.

9.3                                                                                 A party may at any time give to the other parties notice in writing of any change of address of the party giving such notice and from and after the giving of such notice the address or addresses therein specified will be deemed to be the address of such party for the purposes of giving notice hereunder.

10.                                 GENERAL

10.1                                                                           The Parties will execute such further and other documents and do such further and other things as may be necessary or convenient to carry out and give effect to the intent of this Agreement. The Parties hereby agree that they or their respective representatives shall execute all such documents, forms, instruments and agreements and perform such further acts and supply the Minister of National Revenue or any provincial taxing authority with such information as may be necessary from time to time to carry out the terms and intent of Agreement.

10.2                                                                           Time is of the essence in the performance of this Agreement.

10.3                         Vendor may assign this agreement to any person provided that such assignee executes an agreement assuming all obligations of Vendor hereunder. Unless with the consent of Vendor, this Agreement may not be assigned by Purchaser.

10.4                         This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.5                         This Agreement (including the Schedules thereto) constitutes the entire agreement between the Parties and replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the Parties with respect to the subject matter herein.  There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

10.6                         This Agreement will be governed by and construed according to the laws of British Columbia and the federal laws of Canada applicable therein.

10.7                         This Agreement may only be amended by the written agreement of all the Parties hereto and their permitted successors and assigns.

10.8                         This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

10.9                         The Parties agree that this Agreement may be transmitted by facsimile or such similar device and that the reproduction of signatures by facsimile or such similar device will be treated as binding as if originals and each party undertakes to provide the other party with a copy of the Agreement bearing original signatures forthwith upon demand.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written.

WITNESSED BY:	)
)
“Sheila Paine”	)
Name	)
)
1240-1140 W. Pender St., Vancouver, BC	)	“Mark J. Morabito”
Address	)	MARK J. MORABITO
)
Corporate Secretary	)
Occupation	)

0860132 B.C. LTD.

		Per:	“Mari J. Morabito”
Authorized Signatory

ALDERON RESOURCE CORP.

		Per:	“Jeff Durno
Authorized Signatory

SCHEDULE A

Description of Property

Labrador Claims

Licence	Claims	Sq Km	Hectares	NTS Areas	Issuance Date	Renewal Date	Report Due
015980M	191	47.8	4775	23B14 23B15	Dec 29, 2004	Dec 29, 2009	March 1, 2010

Quebec Claims

Licence	Area	Map Sheet	Registration Date	Expiry Date	Designation Date	Work Necessary for Renewal	Required Fees for Renewal
CDC2156611	25.03	23B14	2008/05/29	2010/05/28	2008/03/27	$120.00	$96.00
CDC2156609	45.31	23B14	2008/05/29	2010/05/28	2008/03/27	$135.00	$107.00
CDC2156607	49.40	23B14	2008/05/29	2010/05/28	2008/03/27	$135.00	$107.00
CDC2156610	3.50	23B14	2008/05/29	2010/05/28	2008/03/27	$48.00	$26.00
CDC2156608	4.22	23B14	2008/05/29	2010/05/28	2008/03/27	$48.00	$26.00

610,000mE
620,000mE
630,000mE
640,000mE
650,000mE
660,000mE
670,000mE
680,000mE
5,920,000 mN
5,910,000 mN
5,900,000 mN
5,890,000 mN
5,880,000 mN
5,870,000 mN
5,860,000 mN
5,850,000 mN
5,840,000 mN
N
Quebec
Labrador
Labrador City
Wabush
015980M
0 5 10
kilometres
Map Area
Legend
Altius Kamistiatusset Labrador License
Altius Kamistiatusset Quebec Claims
Kennecott Licenses
Other Licenses
SOUTHWEST LABRADOR IRON ORE PROPERTY
Altius Kamistiatusset Property Location Map
Drawn: LP
NTS: 23 B/23 G
Figure 1
Scale: 1:400,000
DATUM NAD27
Date: Sept 2009

2

SCHEDULE B

Form of Assignment Agreement

ASSIGNMENT AGREEMENT

This Agreement dated for reference December 15, 2009 (the “Effective Date”)

BETWEEN:

0860132 B.C. LTD., a corporation having an office at Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

(the “Assignor”)

AND:

ALDERON RESOURCE CORP., a company incorporated under the laws of British Columbia, with a corporate office located at 1600 — 609 Granville Street, Vancouver, BC V7C 1C3

(the “Assignee”)

AND:

ALTIUS RESOURCES INC., a corporation having an office at Suite 202, Kenmount Business Center, 66 Kenmount Road, St. John’s, NL, A1B 3V7

(“Altius”)

WHEREAS the Assignor is a party to a property option agreement dated November 2nd, 2009 between the Assignor and Altius (the “Option Agreement”);

AND WHEREAS the Assignor entered into an agreement dated December 15, 2009 (the “Share Exchange Agreement”) whereby the Assignor will acquire all of the issued and outstanding common shares of the Assignee from Mark J. Morabito (“Vendor”) and Vendor agreed to cause the Assignee to assign and the Assignor agreed to assume all of the Assignor’s rights and obligations under the Option Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the payment by each party to the other of the sum of $10.00 (the receipt and sufficiency of which is hereby acknowledged by each party) and of the mutual covenants and agreements contained herein the parties agree as follows:

1.                                       Assignment.  The Assignor hereby absolutely assigns, transfer and set over to the Assignee, its successors and assigns, the Assignor’s rights, interests, benefits, duties and obligations in and relating to the Option Agreement as of the Effective Date .

2.                                       Assumption.  The Assignee hereby agrees to accept the assignment herein provided and to assume as of the Effective Date, and thereupon and thereafter to be bound by and observe, carry out, perform and fulfill all of the covenants, conditions, obligations and liabilities of the Assignor under the Option Agreement, to the same extent and with the same force and effect as though the Assignee had been named an original party to the Option Agreement, and the Option Agreement shall be deemed to be amended to reflect the provisions of this Agreement.

3.                                       References to Pubco.  The Assignee hereby agrees that all references in the Option Agreement to “Pubco” shall be deemed to be references to the Assignee and the Assignee accepts and assumes as of the Effective Date, and thereupon and thereafter agrees to be bound by and observe, carry out, perform and fulfill all of the covenants, conditions, obligations and liabilities of “Pubco” under the Option Agreement, to the same extent and with the same force and effect as though the Assignee had been named an original party to the Option Agreement, and the Option Agreement shall be deemed to be amended to reflect the provisions of this Agreement.

4.                                       Consent.  Altius accepts and consents to the above assignment of the Option Agreement by the Assignor to the Assignee and Altius agrees that the execution of this Agreement satisfies the condition in Section 4.2(i) of the Option Agreement.

5.                                       Altius Representation. Altius represents to the Assignee that the Assignor is the sole owner of rights in and under the Option Agreement, with good and marketable title thereto. The Option Agreement is in full force and effect, unamended as of the date hereof and as of the date hereof, no default exists on the part of any party to the Option Agreement.

6.                                       Further Assurances.  The Assignor shall from time to time and at all times hereafter, promptly execute and deliver or cause to be executed and delivered all such further documents, deeds, assurances and instruments and shall do or cause to be done all such further acts and things as may be reasonably required by the Assignee to give effect to this Agreement.

7.                                       Entire Agreement.  This Agreement constitutes the entire agreement between the parties and, except for the Share Exchange Agreement, replaces and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties with respect to the subject matter herein.  There are no implied covenants contained in this Agreement other than those of good faith and fair dealing.

8.                                       Enurement.  This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

9.                                       Headings for Convenience Only.  The division of this Agreement into articles and sections is for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

10.                                 Governing Law.  This Agreement will be governed by and construed according to the laws of British Columbia and the federal laws of Canada applicable therein.

11.                                 Amendment.  This Agreement may only be amended by the written agreement of all the Parties hereto and their permitted successors and assigns.

12.                                 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but each of which shall constitute one and the same instrument.

13.                                 Transmission by Facsimile.  The parties agree that this Agreement may be transmitted by facsimile or such similar device and that the reproduction of signatures by facsimile or such similar device will be treated as binding as if originals and each party undertakes to provide the other party with a copy of the Agreement bearing original signatures forthwith upon demand.

IN WITNESS WHEREOF the parties have duly executed this Assignment Agreement on December 15, 2009.

0860132 B.C. LTD.

Per:
Name: Mark Morabito
Title: President

ALDERON RESOURCE CORP.

Per:
Name: Jeff Durno
Title: President

ALTIUS RESOURCES INC.

Per:
Name:
Title:

SCHEDULE C

Liabilities at December 8, 2009(1)

Outstanding Returns to CRA

T2 — 2008 (for the period ended December 31, 2008)

T101B — related to flow through private placements on August 10, 2007, December 20, 2007 and May 27, 2009

T101C — flow through private placements on August 10, 2007, December 20, 2007 and May 27, 2009.

SCHEDULE D

Expenses Previously Incurred

Name	Date of Invoice	Amount

Watts, Griffis and McOuat Limited	November 30, 2009	Fees: $27,410.00 Taxes: $1,527.93 Expenses: $3,148.40 Total: $32,086.33

Blake, Cassels & Graydon LLP	December 4, 2009	Fees: $40,537 Disbursements: $1,419.68 Taxes: $4,913.37 Total: $46,870.05

Sundance Geological Ltd.	November 26, 2009	Fees: $11,000 Taxes: $550.00 Expenses: $5399.51 Total: $16,949.51

EGM Exploration Group Management Corp.	December 14, 2009	Fees: $10,596.00 Taxes: $0.00 Expenses: $0.00 Total: $10,596.00

	Total	$106,501.89

Estimated Total Expenses (amounts include Expenses previously incurred)

Name	Amount

Watts, Griffis and McOuat Limited	$55,000 (including expenses, but excluding taxes)

Blake, Cassels & Graydon LLP	$75,000 (exclusive of disbursements and taxes)

Sundance Geological Ltd.	$16,949.51 (final amount)

EGM Exploration Group Management Corp.	$10,596.00 (final amount)

Total	$157,545.51